For Immediate Release
TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FIRST QUARTER 2015 FINANCIAL RESULTS

CALGARY, ALBERTA (May 5, 2015) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces its financial and operating results for the three months ended March 31, 2015. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management's Discussion and Analysis (the "MD&A") for the three months ended March 31, 2015 and 2014. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

FIRST QUARTER 2015 HIGHLIGHTS

	Three months ended March 31,	
	2015	**2014**
SELECTED FINANCIAL RESULTS		
(CDN$000s except share and per share amounts)		
Total revenue (2)	90,186	163,585
Funds flow from operations (2)	24,858	77,642
Per basic share (2) (3)	$0.13	$0.45
Per diluted share (2) (3)	$0.13	$0.45
Cash flow from operating activities	22,553	84,300
Per basic share (3)	$0.12	$0.49
Per diluted share (3)	$0.12	$0.48
Net profit (loss)	(12,688)	25,167
Per basic share (3)	($0.07)	$0.15
Per diluted share (3)	($0.07)	$0.14
Capital – exploration and development	81,344	152,686
Capital – corporate assets	1,154	2,956
Property acquisitions	701	260
Capital expenditures – cash	83,199	155,902
Property dispositions – cash	(20)	(39)
Total net capital expenditures – cash	83,179	155,863
Other non-cash items	7,475	4,990
Total capital expenditures – net (2)	90,654	160,853
Long-term debt	623,380	335,118
Adjusted working capital deficiency (2)	73,068	137,970
Total net debt (2)	696,448	473,088
Total assets	2,264,748	1,707,929
Total shareholders' equity	1,237,216	933,670

SELECTED OPERATING RESULTS		Three months ended March 31,	
		2015	**2014**
Average daily sales volumes			
Crude oil, condensate and NGLs	(bbls/d)	12,644	12,405
Natural gas	(mcf/d)	190,582	135,865
Total oil equivalent	(boe/d) [(4)]	44,408	35,049
Average realized prices			
Crude oil and condensate	($/bbl)	49.67	98.27
NGLs (excluding condensate)	($/bbl)	18.17	57.50
Crude oil, condensate and NGLs	($/bbl)	32.72	80.41
Crude oil, condensate and NGLs (including risk management [(1)])	($/bbl)	34.05	74.67
Natural gas	($/mcf)	2.99	5.88
Natural gas (including risk management [(1)])	($/mcf)	3.03	4.88
Total oil equivalent	($/boe) [(4)]	22.13	51.27
Total oil equivalent (including risk management [(1)])	($/boe) [(4)]	22.68	45.36
Net wells drilled		3.2	25.6
Selected Key Operating Statistics			
Operating netback [(2)]	($/boe) [(4)]	9.03	33.45
Operating netback [(2)] (including risk management [(1)])	($/boe) [(4)]	9.58	27.54
Transportation	($/boe) [(4)]	1.22	1.61
Production	($/boe) [(4)]	8.56	8.12
General & administrative	($/boe) [(4)]	1.83	1.75
Royalties as a % of sales (after transportation)		18%	17%
COMMON SHARES			
Common shares outstanding		191,957,243	172,761,228
Share options outstanding		10,783,003	9,472,505
Fully diluted common shares outstanding		202,740,246	182,233,733
Weighted average shares [(3)]		191,953,095	174,321,930
SHARE TRADING STATISTICS			
TSX and Other [(5)]			
(CDN$, except volumes) based on intra-day trading			
High		4.46	9.44
Low		2.38	7.64
Close		3.08	9.35
Average daily volume		2,921,719	1,848,581
NYSE			
(US$, except volumes) based on intra-day trading			
High		3.81	8.55
Low		1.86	6.93
Close		2.43	8.43
Average daily volume		888,245	156,011

[(1)] *The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.*

[(2)] *The terms "funds flow from operations", "funds flow from operations per share", "total net debt", "operating netbacks", "total capital expenditures – net", "adjusted working capital deficiency (excess)", and "total revenue" do not have a standard meaning under generally accepted accounting principles ("GAAP"). Refer to "Non-GAAP and other measures" disclosed at the end of this Press Release.*

[3] *Basic weighted average shares for the three months ended March 31, 2015 were 191,953,095 (2014: 171,626,707).*

In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months ended March 31, 2015, a total of nil (2014: 2,695,223) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options, resulting in diluted weighted average common shares of 191,953,095 (2014: 174,321,930).

[4] *In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), a boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.*

[5] *TSX and Other includes the trading statistics for the Toronto Stock Exchange ("TSX") and other Canadian trading markets.*

PRESIDENT'S MESSAGE

Bellatrix remains committed to successfully navigating the current pricing environment while sustaining long term value for our shareholders. Bellatrix's low cost structure and high quality asset base provide considerable benefits during challenging periods within the commodity price cycle.

First quarter 2015 activity was focused on three principal initiatives. Firstly, the Company efficaciously executed on several critical path items on construction of Phase 1 of the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant in the Alder Flats area of Alberta ("Bellatrix Alder Flats Plant") and the plant remains firmly on schedule to meet our previous guidance for start-up on or before July 1, 2015. Secondly, drilling and completion activity was directed toward high rate of return wells, including a greater focus on our high impact and low finding cost Spirit River opportunities which will attract the majority of drilling and completion capital in 2015. Finally, Bellatrix remains committed to maintaining its position as a low cost finder and operator, continuing our emphatic approach to reduce costs and improve our full cycle corporate profitability.

Capital spending on exploration and development activities of $81.3 million included $54.7 million on facilities and equipment, which represented the highest forecast capital spending quarter of 2015 as we near completion of the Bellatrix Alder Flats Plant. Net capital spending in the second quarter is forecast at approximately $30 million. Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments which it seeks to attain through a disciplined approach to capital spending, a flexible investment program, and financial stewardship. Bellatrix is actively engaged in exploring several capital funding alternatives designed to sustain or reduce year-end net debt in 2015 when compared to 2014 year-end net debt of $638 million, while maintaining delivery of the 2015 full year average production guidance of 43,000 to 44,000 boe/d, representing 14% year over year average production growth. Bellatrix will revisit its capital budget on a continuous basis, will strategically review all sources and costs of capital available to the Company including monetization of assets, and will further curtail capital spending, if necessary, in order to preserve its balance sheet until commodity prices firmly recover. In the first quarter of 2015, Bellatrix proactively obtained amendments to certain of the financial covenants governing the existing bank credit facilities thereby providing Bellatrix enhanced flexibility to successfully navigate through 2015 and optimize its capital decisions. The Company remains committed to preserving the long term strategic value of its assets through this challenging commodity price environment for the benefit of all shareholders.

OPERATIONS HIGHLIGHTS

- Production in the quarter averaged 44,408 boe/d (72% natural gas weighted) solidly at the top end of our full year average guidance range of 43,000 to 44,000 boe/d. The first quarter 2015 production increased 27% from an average of 35,049 boe/d realized in the first quarter of 2014.

- Capital spending on exploration and development activities of $81.3 million included $54.7 million on facilities and equipment as we near completion of the construction of Phase 1 of the Bellatrix Alder Flats Plant.

- During the first quarter of 2015, Bellatrix drilled and/or participated in 6 gross (3.2 net) wells, consisting of 3 gross (1.2 net) Cardium oil wells and 3 gross (2.0 net) Spirit River liquids-rich gas wells.

- As at March 31, 2015, Bellatrix had approximately 379,165 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

NEARING COMPLETION OF PHASE 1 OF THE BELLATRIX ALDER FLATS DEEP-CUT GAS PLANT

Significant activity and critical path items were completed on Phase 1 of the Bellatrix Alder Flats Plant during the first quarter of 2015. All major components were delivered and installed in January. All pipe welding and installation was completed by the end of the quarter. Additionally, electrical power supply to the site is completed and energized. Subsequent to the end of the first quarter, pressure testing of pipe was materially completed as was electrical commissioning.

The Company completed three major bores for pipelines associated with the deep cut plant including a successful 2.4 kilometre bore under the North Saskatchewan River to accommodate three pipelines (a 16" pipe, an 8" pipe, and a 4" pipe). The total length of major pipeline installed was 13.5 kilometres of 16" natural gas lines, 20 kilometres of 8" fuel gas lines, and 13.5 kilometres of 4" condensate lines.

Completion of Phase 1 of the Bellatrix Alder Flats Plant remains firmly on budget and on schedule for start-up on or before July 1, 2015.

EXPECTED CAPITAL EFFICIENCY IMPROVEMENT FOLLOWING LARGE SCALE INFRASTRUCTURE BUILD-OUT

Bellatrix has invested over $245 million in facilities and infrastructure over the past two calendar years with approximately $70 million additional spending planned in 2015. The investment in the Bellatrix Alder Flats Plant, pipelines, compressor stations, and oil batteries provides significant competitive advantages within our greater Ferrier region. From a long term perspective, these strategic infrastructure assets anchor a reduced operating cost profile. Additionally these fixed assets are expected to improve operational reliability given enhanced flexibility and access to multiple processing facilities in addition to key receipt points along the Canadian mainline gas transmission system.

Upon completion of Phase 1 of the Bellatrix Alder Flats Plant, Bellatrix will have unfettered processing capacity to grow production volumes to approximately 60,000 boe/d without the need for material spending on infrastructure. Beginning in 2014, infrastructure spending has averaged between 35% to 40% of total capital spending, however starting in the second half of 2015 we anticipate infrastructure related spending will decline to approximately 20% or less of total capital spending going forward. Reduced infrastructure investment is expected to drive improved corporate capital efficiency metrics, finding and development costs, and result in enhanced corporate profitability.

SERVICE COST DEFLATION AND OVERALL COST REDUCTION INITATIVES

The entrepreneurial spirit of our team and consistent focus on improving results and reducing costs remain core competencies within the Bellatrix culture. During the first quarter of 2015 the Company remained steadfast in its approach to reduce costs within all aspects of its operations. Reduced industry activity and improved efficiencies has enabled Bellatrix to work with its drilling and completion vendors to obtain average costs savings of up to 15%. These cost savings initiatives have meaningfully impacted year to date activity highlighted by our first quarter Spirit River drilling and completion program which came in 20% lower than our original cost projections.

Additional cost saving initiatives captured in the first quarter included a renegotiation of all major compressor rental agreements, providing an estimated cost savings annually of $3.5 million. The Company has also initiated a multitude of cost saving strategies to reduce general and administrative costs that will be realized throughout 2015. We anticipate further cost savings from our corporate initiatives across our business as we progress through this year.

PLAN TO ACCESS UP TO $85 MILLION IN JOINT VENTURE PARTNER CAPITAL IN 2015

Bellatrix intends on accessing up to $85 million in joint venture ("JV") capital in 2015 principally sourced from our JV partnership with Grafton Energy Co I Ltd. ("Grafton"). Pursuant to the JV terms, Grafton contributes 82% of the drill, complete, equip and tie-in costs to earn 54% of Bellatrix's working interest before payout, reverting to a 33% working interest after payout (convertible to a 17.5% gross overriding royalty). Access to JV capital in 2015 provides significant

benefits to Bellatrix including insulation against weak commodity prices given enhanced rate of return expectations, and improved capital efficiencies on wells drilled.

FINANCIAL HIGHLIGHTS

- Net loss for the three months ended March 31, 2015 was $12.7 million. The reduction in earnings in the first quarter 2015 compared to the fourth quarter of 2014 was primarily due to the continued weak commodity price environment which has resulted from the over-supply in the market. Realized prices in the first quarter 2015 decreased by 31% in crude oil and condensate, 42% in NGL and 25% in natural gas from fourth quarter 2014.

- Total revenue decreased by 45% to $90.2 million for the three months ended March 31, 2015, compared to $163.6 million realized in the first quarter of 2014. Total crude oil, condensate, and NGL revenues contributed 41% of total revenue realized in the first quarter of 2015, compared to 55% in the first quarter of 2014.

- Funds flow from operations generated in the three months ended March 31, 2015 was $24.9 million ($0.13 per basic share), a decrease of 68% from $77.6 million ($0.45 per basic share) in the first quarter of 2014.

- Production expenses totaled $34.2 million ($8.56/boe) for the three months ended March 31, 2015, compared to $25.6 million ($8.12/boe) in the first quarter of 2014. Production expenses increased on a per boe basis between the first quarters of 2015 and 2014 due to one-time adjustments related to prior periods of $0.62/boe primarily attributable to third party realized facility equalizations. Excluding these one-time adjustments, production expenses per boe for the three months ended March 31, 2015 were $7.94/boe.

- The corporate operating netback realized for the three months ended March 31, 2015 decreased by 73% to $9.03/boe compared to $33.45/boe in the first quarter of 2014. After including commodity risk management contracts, the corporate operating netback for the first quarter of 2015 was $9.58/boe, compared to $27.54/boe in the first quarter of 2014.

- General and administrative ("G&A") expenses net of capitalized G&A and recoveries for the three months ended March 31, 2015 were $7.3 million ($1.83/boe), compared to $5.5 million ($1.75/boe) in the first quarter of 2014.

- Increased commodity price risk management contracts during the first quarter 2015. The risk management program for the April 1, 2015 through October 31, 2015 period represents approximately 90% of forecast natural gas volumes (before royalties) over the duration of the contract period, compared with the midpoint of full year 2015 average production guidance range.

- Announced amendments to the financial covenants governing the existing bank credit facilities thereby providing Bellatrix enhanced flexibility to successfully navigate through the current challenging commodity price environment.

- As at March 31, 2015, Bellatrix had $101.6 million undrawn on its total $725 million credit facilities.

- Total net debt as of March 31, 2015 was $696.4 million.

- At March 31, 2015, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income.

OUTLOOK

As we near completion on Phase 1 of the Bellatrix Alder Flats Plant, it is important to reflect on the strategic drivers behind our decision to construct the facility. The first and arguably most important consideration is control. The Bellatrix Alder Flats Plant provides control over the ability and timing of production growth, reliability of processing capacity, and firm service processing capacity. Furthermore, the enhanced natural gas liquids recovery at the Bellatrix Alder Flats Plant provides an estimated 14% uplift in revenue from the same gas stream currently processed through third party plants. Finally, the operating cost savings are significant as we forecast a 55% reduction in unit operating costs attributed to natural gas volumes processed through the plant relative to third party processed volumes currently. The contribution of the deep-cut plant is expected to anchor an overall reduction in average 2015 corporate operating costs.

In conjunction with our decision to construct the plant, Bellatrix secured firm takeaway capacity on the Canadian mainline gas transmission system to align with the incremental gross sales capacity of both Phase 1 and Phase 2 of our Bellatrix Alder Flats Plant. Bellatrix's firm takeaway capacity on the mainline system will grow from approximately 220 mmcf/d currently, to approximately 330 mmcf/d upon completion of Phase 1 of our plant, with subsequent growth to 430 mmcf/d upon completion of Phase 2. Current takeaway constraints have placed pressure on many producers across the Basin as interruptible capacity has been significantly reduced, and at times restricted completely. Bellatrix also put in place long term firm transportation and fractionation agreements with an established midstream company ensuring takeaway, processing and marketing of all NGL and condensate products produced at the plant. Bellatrix's foresight to build, control, and secure additional firm takeaway capacity has put the Company in an enviable position to be able to profitably grow production in the years ahead with significantly reduced infrastructure constraints.

("Raymond G. Smith")

Raymond G. Smith, P.Eng.
President and CEO
May 4, 2015

OPERATIONAL REVIEW

Key Operational Area

Sales Volumes

		Three months ended March 31,	
		2015	2014
Crude oil and condensate	(bbls/d)	5,842	6,973
NGLs (excluding condensate)	(bbls/d)	6,802	5,432
Total crude oil, condensate, and NGLs	(bbls/d)	12,644	12,405
Natural gas	(mcf/d)	190,582	135,865
Total sales volumes (6:1 conversion)	(boe/d)	44,408	35,049

Sales volumes for the three months ended March 31, 2015 averaged 44,408 boe/d, an increase of 27% from an average of 35,049 boe/d realized in the first quarter of 2014. The weighting towards crude oil, condensate and NGLs for the three months ended March 31, 2015 was 28%, compared to 35% in the first quarter of 2014.

During the first quarter of 2015, the industry experienced system wide curtailment of interruptible transportation on the Canadian mainline gas transmission system due to ongoing maintenance and pipeline integrity management work and there were also more specific curtailments at certain facilities utilized by Bellatrix resulting from mainline gas transmission system issues. In spite of these system constraints, Bellatrix has been able to maintain production levels through proactive management of Bellatrix's firm capacity on the Canadian mainline gas transmission system and utilization of the Bellatrix's infrastructure by providing flexibility to redirect volumes to unaffected plants and delivery points.

The impact of ongoing Canadian mainline gas transmission system curtailments is expected to continue to have a minimal impact on production volumes with the combination of an additional 110 mmscf/d of firm capacity on the system coming on stream in the second quarter of 2015 in conjunction with the startup of the Phase 1 of the Bellatrix Alder Flats Plant.

Drilling Activity - 2015

	Three months ended March 31, 2015		
	Gross	Net	Success Rate
Cardium oil	3	1.2	100%
Spirit River liquids-rich natural gas	3	2.0	100%
Cardium natural gas	-	-	100%
Total	6	3.2	100%

Drilling Activity - 2014

	Three months ended March 31, 2014		
	Gross	Net	Success Rate
Cardium oil	36	21.9	100%
Spirit River liquids-rich natural gas	7	3.0	100%
Cardium natural gas	1	0.7	100%
Total	44	25.6	100%

In the three months ended March 31, 2015, Bellatrix posted a 100% success rate, drilling and/or participating in 6 gross (3.2 net) wells, consisting of 3 gross (2.0 net) Spirit River liquids-rich gas wells, and 3 gross (1.2 net) Cardium oil wells. One operated Cardium well drilled in the first quarter was included under our Troika joint venture program and one operated Spirit River liquids-rich gas well was drilled under our Grafton joint venture. We anticipate directing the majority of our drilling and completion capital for the remainder of 2015 to our Spirit River opportunities and to continue to lever joint venture capital.

By comparison, during the first quarter of 2014, Bellatrix drilled and/or participated in 44 gross (25.6 net) wells, consisting of 36 gross (21.9 net) Cardium light oil horizontal wells, 7 gross (3.0 net) Spirit River liquids-rich gas wells, and one gross (0.7 net) Cardium gas well. Bellatrix's drilling activity in 2014 was weighted 81% towards oil wells, and 19% towards gas wells.

Capital Expenditures

Bellatrix invested $81.3 million in exploration and development capital projects, excluding property acquisitions and dispositions during the three months ended March 31, 2015, compared to $152.7 million in the first quarter of 2014. Included in first quarter of 2015 facilities and equipment spending was approximately $5.7 million of capital spent on an outlet condensate pipeline which will connect the Bellatrix Alder Flats Plant with third party fractionation facilities. The Company has entered into an arrangement to transfer ownership of the constructed pipeline once commissioned, to a third party at project cost, subject to normal terms and conditions agreeable to both parties estimated to occur during the second quarter of 2015. Exploration and development capital spending during the quarter, net of this transaction, was approximately $75.6 million.

Capital Expenditures

($000s)	Three months ended March 31, 2015	2014
Lease acquisitions and retention	2,356	2,473
Geological and geophysical	603	745
Drilling and completion costs	23,701	100,380
Facilities and equipment	54,684	49,088
Capital – exploration and development [1]	81,344	152,686
Capital – corporate assets [2]	1,154	2,956
Property acquisitions	701	260
Total capital expenditures – cash	83,199	155,902
Property dispositions – cash	(20)	(39)
Total net capital expenditures – cash	83,179	155,863
Other – non-cash [3]	7,475	4,990
Total non-cash	7,475	4,990
Total capital expenditures – net [4]	90,654	160,853

[1] Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
[2] Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
[3] Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.
[4] Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.

Major Projects

Bellatrix continued the construction of the Bellatrix Alder Flats Plant. The plant is being developed in two phases with a combined sales capacity of 220 mmcf/d. Phase 1 and Phase 2 of the plant are both designed to process up to 110 mmcf/d each. Phase 1 of the plant remains on budget and on schedule for a July 2015 start-up. Included in net capital expenditures made during the first quarter of 2015 was $34.6 million relating to Phase 1 of the Bellatrix Alder Flats Plant and related pipelines.

Undeveloped land

At March 31, 2015, Bellatrix had approximately 379,165 undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit (Loss)

($000s, except per share amounts)	Three months ended March 31, 2015	2014
Funds flow from operations	24,858	77,642
Per basic share	0.13	0.45
Per diluted share	0.13	0.45
Cash flow from operating activities	22,553	84,300
Per basic share	0.12	0.49
Per diluted share	0.12	0.48
Net profit (loss)	(12,688)	25,167
Per basic share	(0.07)	0.15
Per diluted share	(0.07)	0.14

Bellatrix generated funds flow from operations of $24.9 million ($0.13 per basic and diluted share) in the first quarter of 2015, a decrease of 68% from $77.6 million ($0.45 per basic share and $0.45 per diluted share) generated in the comparative period in 2014. Bellatrix's cash flow from operating activities for the three months ended March 31, 2015 decreased by 73% to $22.6 million ($0.12 per basic and diluted share) from $84.3 million ($0.49 per basic share and

$0.48 per diluted share) generated in the first quarter of 2014. For the three months ended March 31, 2015, Bellatrix recognized a net loss of $12.7 million ($0.07 per basic and diluted share), compared to a net profit of $25.2 million ($0.15 per basic share and $0.14 per diluted share) in the first quarter of 2014.

Operating Netback – Corporate (before risk management)

($/boe)	Three months ended March 31,	
	2015	2014
Sales [1]	22.56	51.86
Production	(8.56)	(8.12)
Transportation	(1.22)	(1.61)
Royalties	(3.75)	(8.68)
Operating netback	9.03	33.45

[1] *Sales includes other income.*

Bellatrix's corporate operating netback before commodity price risk management contracts for crude oil and natural gas during the three months ended March 31, 2015 averaged $9.03/boe, a decrease of 73% from $33.45/boe realized during the first quarter of 2014. After including commodity risk management contracts, the corporate operating netback for the three months ended March 31, 2015 was $9.58/boe, compared to $27.54/boe in the first quarter of 2014. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Total revenue decreased by 45% to $90.2 million for the three months ended March 31, 2015, compared to $163.6 million realized in the first quarter of 2014. Total crude oil, condensate, and NGL revenues comprised 41% of total first quarter 2015 revenue before other income, royalties, and commodity price risk management contracts, compared to 55% in the three months ended March 31, 2014.

Production expenses totaled $34.2 million ($8.56/boe) for the three months ended March 31, 2015, compared to $25.6 million ($8.12/boe) in the first quarter of 2014. Production expenses are in line to achieve our $8.25/boe guidance in 2015 as cost reductions are anticipated to be realized from the startup of the Bellatrix Alder Flats Plant during the remainder of the year and continued field optimization work.

For the three months ended March 31, 2015, royalties incurred totaled $15.0 million, compared to $27.4 million incurred in the first quarter of 2014. Overall royalties as a percentage of revenue (after transportation costs) in the first quarter of 2015 were 18% compared with 17% in the comparative period in 2014.

Commodity Prices

Average Commodity Prices

	Three months ended March 31,		
	2015	2014	% Change
Exchange rate *(US$/CDN$1.00)*	0.8066	0.9064	(11)
Crude oil:			
WTI *(US$/bbl)*	48.57	98.61	(51)
Canadian Light crude blend *($/bbl)*	53.22	99.76	(47)
Bellatrix's average prices *($/bbl)*			
Crude oil and condensate	49.67	98.27	(49)
NGLs (excluding condensate)	18.17	57.50	(68)
Total crude oil and NGLs	32.72	80.41	(59)
Total crude oil and NGLs (including risk management [1])	34.05	74.67	(54)
Natural gas:			
NYMEX *(US$/mmbtu)*	2.81	4.72	(40)
AECO daily index *(CDN$/mcf)*	2.75	5.71	(52)
AECO monthly index *(CDN$/mcf)*	2.95	4.75	(38)
Bellatrix's average price *($/mcf)*	2.99	5.88	(49)
Bellatrix's average price (including risk management [1]) *($/mcf)*	3.03	4.88	(38)

[1] Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The global oil markets late in 2014 reacted to the over-supply created from continued production growth from shale plays in the United States, slower than anticipated global demand growth, and sustained production from the OPEC with a significant price deterioration. The decline in late 2014 of global oil prices was a market reaction to restore the supply-demand balance. The overall weak global commodity price environment continued through the first quarter 2015.

For crude oil and condensate, Bellatrix realized an average price of $49.67/bbl before commodity price risk management contracts during the three months ended March 31, 2015, a decrease of 49% from the average price of $98.27/bbl received in the first quarter of 2014. In comparison, the Canadian Light price decreased by 47% and the average WTI crude oil benchmark price decreased by 51% between the first quarters of 2014 and 2015.

Bellatrix's average realized price for NGLs (excluding condensate) decreased by 68% to $18.17/bbl during the first quarter of 2015, compared to $57.50/bbl received in the three months ended March 31, 2014.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix's natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended March 31, 2015, the AECO daily reference price decreased by 52% and the AECO monthly reference price decreased by 38% compared to the first quarter of 2014. Bellatrix's natural gas average sales price before commodity price risk management contracts for the three months ended March 31, 2015 decreased by 49% to $2.99/mcf compared to $5.88/mcf in the first quarter of 2014.

As at March 31, 2015, Bellatrix was party to a series of commodity price risk management contracts summarized below:

	Q2 2015	Q3 2015	Q4 2015
Natural gas volumes (mmcf/d)	156.7	156.7	85.9
Average price ($/mcf) [1]	$2.93	$2.93	$2.94
Oil volumes (bbl/d)	3,000	3,000	3,000
Average fixed price ($/bbl) [2]	$70.34	$70.34	$70.34

[1] The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8Mj/m3.
[2] Oil hedges are Canadian dollar WTI equivalent.

The risk management program for the April 1, 2015 through October 31, 2015 period represents approximately 90% of forecast natural gas volumes (before royalties) over the duration of the contract period, compared with the midpoint of full year 2015 average production guidance range.

Credit Facilities

Bellatrix maintains extendible revolving reserves-based credit facilities with a syndicate of lenders that mature May 2017. The credit facilities do not require any mandatory principal payments prior to maturity and can be further extended beyond May 2017 with the consent of the lenders. As of March 31, 2015, the credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian chartered bank and a $650 million syndicated facility provided by nine financial institutions. The available credit facilities and related borrowing base are subject to semi-annual reviews in May and November of each year.

As at March 31, 2015, the Company had outstanding letters of credit totaling $0.7 million that reduce the amount otherwise available to be drawn on the syndicated facility, and the Company had approximately $101.6 million or 14% of unused and available bank credit under its credit facilities.

The agreement governing the credit facilities has established financial covenants of Total Debt[1] to EBITDA[2] at or below 3.5 times, Senior Debt[3] to EBITDA at or below 3.0 times, and EBITDA to interest expense of not less than 3.5 times (twelve months trailing).

Effective March 11, 2015, the Company's banking syndicate agreed to amendments to certain of the financial covenants in response to the recent decline in commodity prices. The Total Debt to EBITDA and Senior Debt to EBITDA financial covenants have been revised such that they each must not exceed:

- 4.75 times for the fiscal quarters ending September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016

- 4.0 times for the fiscal quarters ending September 30, 2016, December 31, 2016, and March 31, 2017

During the periods in which these revised financial covenants are in place, the additional automatic relaxation of the debt to EBITDA financial covenants following a material acquisition will not apply. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) and the maximum Total Debt to EBITDA ratio will return to 3.5 times (4.0 times for the two fiscal quarters immediately following a material acquisition).

The minimum EBITDA to interest expense ratio of 3.5 times remains unchanged.

As a corollary to these expanded financial covenants, the applicable margin rate will range from 0.8% to 4.75%, depending on the type of borrowing and the Company's Senior Debt to EBITDA ratio and the standby fee will range from 0.405% to 1.06875% on the undrawn portion of the credit facilities, depending on the Company's Senior Debt to EBITDA ratio.

Notes:

[1] *"Total Debt" is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.*

[2] *"EBITDA" refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities, which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition and disposition activity and is calculated based on a trailing twelve month basis.*

[3] *"Senior Debt" is defined as Total Debt, excluding any unsecured or subordinated debt. Bellatrix currently does not have any subordinated or unsecured debt.*

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix's first quarter results will be held on May 5, 2015 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until May 12, 2015 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 32804463 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BXE". For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

NON-GAAP and other measures

This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

"Total net debt" and "adjusted working capital deficiency (excess)" are considered to be additional GAAP measures. Therefore reference to the additional GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company's calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in the MD&A.

"Total revenue" is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company's calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management.

"Operating netbacks" and "total capital expenditures – net" are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix's liquidity and its ability to generate funds to finance its operations.

FORWARD LOOKING STATEMENTS

Certain information contained herein may contain forward looking statements including management's assessment of future plans, operations and strategy, including completion of construction of Phase 1 of the Bellatrix Alder Flats Plant on or before July 1, 2015, capital allocation toward high rate of return wells, the profitability of the Company's Spirit River drilling opportunities, plans to maintain the Company's position as a low cost finder and operator, expectations of year-end total net debt, expected 2015 average production, forecast second quarter 2015 and full-year capital spending, plans and expected timing related to Phase 2 of the Bellatrix Alder Flats Plant, the competitive advantages within the Company's greater Ferrier region, the ability of the Company's strategic infrastructure assets to anchor a reduced operating cost profile, the Company's access to multiple processing facilities in addition to key receipt points along the Canadian mainline gas transmission system, the ability of the Company to have unfettered processing capacity to grow production volumes to approximately 60,000 boe/d without the need for material spending on infrastructure, the ability of the Company to reduce infrastructure related spending to approximately 20% or less of total capital spending going forward, and the ability for this reduced infrastructure investment to drive improved corporate capital efficiency metrics, finding and development costs, and result in enhanced corporate profitability going forward, the Company's ability to realize operating cost and G&A expense savings as anticipated, plans to access to JV capital and the expected benefits therefrom, the Company's ability to control the timing of production growth, reliability of processing capacity, and firm service transportation and processing capacity, expected enhanced natural gas liquids recovery from the Bellatrix Alder Flats Plant, the ability to profitably grow production in the years ahead, and plans to direct the majority of the Company's drilling and completion capital for the remainder of 2015 to Spirit River opportunities and continue to lever joint venture capital, and details of the Company's future strategy may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 4, 2015 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known

and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.